Exhibit 99.1

Kamada Reports Fiscal Year and Fourth Quarter 2021 Financial Results;

Provides Revenue and Profitability Guidance with Significant Growth Expected in 2022

●	Total Revenues for Fiscal Year 2021 were $103.6 Million and Fourth Quarter 2021 Revenues were $31.5 Million.

●	Fiscal Year 2022 Revenues are Expected to Range Between $125 Million to $135 Million, Representing a 20% to 30% Increase over 2021; 2022 EBITDA Margins Anticipated Between 12%-15%, Representing More Than 2.5X over 2021 EBITDA.

●	Integration of Newly Acquired Portfolio of Four FDA-Approved Commercial Products is Progressing as Planned with Expanded Sales in International Markets.

●	Advancing the Plan for the Opening of New U.S. Plasma Collection Centers.

●	Company Expands U.S. Leadership Team with Multiple Key Hires to Drive Sales of Proprietary Products and Expansion of Plasma Collection Operations.

●	Added Two New Biosimilar Product Candidates in Israel; Increasing the Expected Potential Collective Annual Peak Sales of the Entire Biosimilar Portfolio of 11 Product Candidates to over $40 Million.

●	Pivotal Phase 3 InnovAATe Trial for Inhaled AAT for the Treatment of Alpha-1 Antitrypsin Deficiency Progressing with the Opening of New Sites to Expand Recruitment.

●	GLASSIA® Royalty Payments from Takeda to Commence During Q2 2022.

REHOVOT, Israel – March 15, 2022 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced financial results for the 12 and three months ended December 31, 2021.

“2021 was a transformational year for Kamada in our path toward becoming a global leader in the plasma-derived specialty hyperimmune market. With the recent acquisition of the portfolio of four FDA-approved commercial products, that generated annual global revenue in 2021 of approximately $41.9 million with over 50% gross margins of which approximately $5.4 million of revenue was recognized by the Company, and the establishment of Kamada Plasma, our U.S. based plasma collection company, we are embarking on a new and exciting chapter in the company’s evolution. We are building on the strong foundation established over the years and entering 2022 as a “New Kamada” – a fully integrated specialty plasma company, with six FDA-approved products and strong commercial capabilities in the U.S. market, as well as a global commercial footprint in over 30 countries,” said Amir London, Kamada’s Chief Executive Officer.

“Our business performed as expected during 2021, and we look ahead to 2022 for which our revenue guidance is between $125 million to $135 million, representing a 20% to 30% growth compared to 2021, with expected EBITDA margins of 12% to 15%, which would represent more than 2.5x of the 2021 EBITDA. This strong guidance reflects the benefits stemmed from our new undertaken strategic direction and our expectation of rapid return to revenue and profitability growth in 2022. We further expect continued growth at a double-digit rate in the foreseeable years ahead.”

“I am happy to report that over the past few months we have made significant progress with all our key growth catalysts, and we are implementing the needed steps to realize our significant growth potential. The integration of the newly acquired immunoglobulins portfolio is well underway in the U.S., as well as in the international markets. We are progressing with our plans for the opening of new plasma collection centers in the U.S. We have expanded our portfolio of Biosimilar product candidates to be distributed in the Israeli market, increasing our expected peak potential annual biosimilar sales, within several years of launch, to over $40 million. In addition, we are expanding our inhaled AAT pivotal Phase 3 trial with up to six additional clinical sites to be opened by mid-2022. Further, commencing in the second quarter of 2022, we are expecting to begin receiving GLASSIA royalty payments from Takeda, improving our profitability and cash position,” concluded Mr. London.

Fiscal Year 2022 Guidance

Kamada currently expects to generate fiscal year 2022 total revenues in a range of $125 million to $135 million which would represent a 20% to 30% growth compared to fiscal year 2021. The Company also anticipates generating EBITDA, during 2022, at a rate of 12% to 15% of total revenues, representing more than 2.5x of the EBITDA for the year ended December 31, 2021.

Financial Highlights for the Year Ended December 31, 2021

●	Total revenues were $103.6 million in the year ended December 31, 2021, as compared to $133.2 million recorded in the year ended December 31, 2020. This decrease was primarily due to the transition of GLASSIA manufacturing to Takeda resulting in an overall $38.7 million year over year decrease, and a year over year decrease of $6.4 million in KEDRAB sales to Kedrion as a result of a high level of product inventory at Kedrion as of December 31, 2020, due to the COVID-19 pandemic effect on KEDRAB sales by Kedrion during 2020. These decreases were partially offset by $5.4 million of revenues generated from the newly acquired portfolio between November 22, 2021, through December 31, 2021, as well as an increase in revenues of our other Proprietary products.

●	Gross profit was $30.3 million in the year ended December 31, 2021, compared to $47.6 million reported in the year ended December 31, 2020. The decrease compared to 2020 is primarily attributed to the overall change in product sales mix, specifically the decrease in sales of GLASSIA to Takeda and KEDRAB to Kedrion (as detailed above).

●	Net loss was $2.2 million, or $(0.05) per share, in the year ended December 31, 2021, as compared to net income of $17.1 million, or $0.38 per share, in the year ended December 31, 2020.

●	EBITDA, as detailed in the tables below, was $5.4 million in the year ended December 31, 2021, as compared to $25.1 million in the year ended December 31, 2020. Adjusted EBITDA, excluding certain costs, as detailed in the tables below, was $7.2 million for the year ended December 31, 2021.

●	Non-IFRS adjusted EBITDA for the year ended December 31, 2021, as detailed in the reconciliation table below, is presented excluding the following: (i) approximately $1.2 million in legal and other related fees associated with completing the acquisition transactions; and (ii) an expense of approximately $0.6 million related to excess severance remuneration for the employees who were laid-off as part of downsizing, following the transition of GLASSIA manufacturing to Takeda.

●	Cash used in operating activities was $8.8 million in the year ended December 31, of 2021, as compared to cash provided by operating activities of $19.1 million in the year ended December 31, 2020.

Financial Highlights for the Three Months Ended December 31, 2021

●	Total revenues were $31.5 million in the fourth quarter of 2021, equivalent to the revenues recorded in the fourth quarter of 2020.

●	Gross profit was $6.6 million in the fourth quarter of 2021, compared to $10.2 million reported in the fourth quarter of 2020.

●	Net loss was $5.0 million, or $(0.11) per share, in the fourth quarter of 2021, as compared to net income of $1.6 million, or $0.04 per share, in the fourth quarter of 2020.

●	EBITDA, as detailed in the tables below, was $(1.3) million in the fourth quarter of 2021, as compared to $4.0 million in the fourth quarter of 2020. Adjusted EBITDA, excluding certain costs, as detailed in the table below, was $(0.5) million in the fourth quarter of 2021.

●	Non-IFRS adjusted EBITDA for the fourth quarter of 2021, as detailed in the reconciliation table below, is presented excluding approximately $0.7 million in legal and other related fees associated with completing the acquisitions transaction.

●	Cash used in operating activities was $5.0 million in the fourth quarter of 2021, as compared to cash provided by operating activities of $12.7 million in the fourth quarter of 2020.

Balance Sheet Highlights

As of December 31, 2021, the Company had cash, cash equivalents, and short-term investments of $18.6 million, as compared to $109.3 million on December 31, 2020. The primary use of cash during 2021 was the acquisition of four FDA-approved plasma-derived hyperimmune commercial products. Kamada’s working capital as of December 31, 2021, comprising of current assets (excluding cash and cash equivalents, and short-term investments) net of current liabilities, totaled $57.4 million, representing an increase of $13.7 million compared to December 31, 2020.

The Company secured a $40 million credit facility from Bank Hapoalim, Israel’s leading commercial bank. The credit facility is comprised of a $20 million 5-year term loan and a $20 million short-term revolving credit facility. As of December 31, 2021, the Company drew-down the entire long-term loan and did not utilize the short-term revolving credit facility.

Conference Call

Kamada management will host an investment community conference call on Tuesday, March 15, 2022, at 8:30am Eastern Time to present the Company’s results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13727620. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1533883&tp_key=876a5d54ec

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) 2022 revenue guidance in the range of $125 million to $135 million, a 20% to 30% growth compared to 2021, 2) 2022 EBITDA, as a rate of total revenues, of 12% to 15%, 3) expected continued growth at a double-digit rate in the foreseeable years ahead, 4) expectation of rapid return to revenue and profitability growth in 2022, 5) plans for the opening of new plasma collection centers in the U.S., 6) expectation of peak potential annual biosimilar sales to over $40 million for the 11 Biosimilar product candidates to be distributed in the Israel market, 7) expansion of inhaled AAT pivotal Phase 3 trial with up to six additional clinical sites to be opened by mid-2022, 8) receipt of GLASSIA royalty payments from Takeda during the second quarter of 2022, 9) optimism about strategic business development opportunities that will utilize and expand our core plasma-derived development, manufacturing, and commercialization expertise, and 10) the belief that those opportunities are may be significant steps toward accomplishing our strategic goal of becoming a fully integrated specialty plasma company. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, impact of the workforce downsizing plan, continued demand for Kamada’s products, including GLASSIA and KEDRAB and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of this new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITTION

	As of December 31,
	2021	2020
	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$18,587	$70,197
Short-term investments	-	39,069
Trade receivables, net	35,162	22,108
Other accounts receivables	8,872	4,524
Inventories	67,423	42,016
Total Current Assets	130,044	177,914

Non-Current Assets
Property, plant and equipment, net	26,307	25,679
Right-of-use assets	3,092	3,440
Intangible assets, Goodwill and other long-term assets	153,663	1,573
Contract asset	5,561	2,059
Total Non-Current Assets	188,623	32,751
Total Assets	$318,667	$210,665

Liabilities
Current Liabilities
Current maturities of bank loans	$2,631	$238
Current maturities of lease liabilities	1,154	1,072
Current maturities of other long term liabilities	17,986	-
Trade payables	25,104	16,110
Other accounts payables	7,142	7,547
Deferred revenues	40	-
Total Current Liabilities	54,057	24,967

Non-Current Liabilities
Bank loans	17,407	36
Lease liabilities	3,160	3,593
Contingent consideration	21,995	-
Other long-term liabilities	43,929	-
Deferred revenues	15	2,025
Employee benefit liabilities, net	1,280	1,406
Total Non-Current Liabilities	87,786	7,060

Shareholder’s Equity
Ordinary shares	11,725	11,706
Additional paid in capital net	210,204	209,760
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	54	357
Capital reserve from share-based payments	4,643	4,558
Capital reserve from employee benefits	(149)	(320)
Accumulated deficit	(46,163)	(43,933)
Total Shareholder’s Equity	176,824	178,638
Total Liabilities and Shareholder’s Equity	$318,667	$210,665

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the year ended		Three months period ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. Dollars in thousands, other than per share information

Revenues from proprietary products	75,521	$100,916	18,205	$23,283
Revenues from distribution	28,121	32,330	13,264	8,259

Total revenues	103,642	133,246	31,469	31,542

Cost of revenues from proprietary products	48,194	57,750	12,589	13,933
Cost of revenues from distribution	25,120	27,944	12,285	7,444

Total cost of revenues	73,314	85,694	24,874	21,377

Gross profit	30,328	47,552	6,595	10,165

Research and development expenses	11,357	13,609	3,448	3,274
Selling and marketing expenses	6,278	4,518	2,475	1,221
General and administrative expenses	12,636	10,139	3,833	3,006
Other expenses and (incomes)	753	49	141	15
Operating income	(696)	19,237	(3,302)	2,649

Financial income	295	1,027	18	162
Income (expense) in respect of securities measured at fair value, net	-	102	-	-
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(207)	(1,535)	(281)	(839)
Financial expenses	(1,277)	(266)	(1,099)	(62)
Income before taxes	(1,885)	18,565	(4,664)	1,910
Taxes on income	345	1,425	345	281

Net (loss) Income	(2,230)	$17,140	(5,009)	1,629

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain from securities measured at fair value through other comprehensive income	-	(188)		-
Gain (loss) on cash flow hedges	-	876	(25)	360
Net amounts transferred to the statement of profit or loss for cash flow hedges	(303)	(528)	44	(255)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	171	64	171	64
Tax effect	-	19	-	(10)
Total comprehensive (loss) income	$(2,362)	$17,383	$(4,819)	$1,788

Earnings per share attributable to equity holders of the Company:
Basic (loss) income per share	$(0.05)	$0.39	$(0.11)	$0.04
Diluted (loss) income per share	$(0.05)	$0.38	$(0.11)	$0.04

NON-IFRS MEASURES

EBITDA

	For the year ended		Three months period ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. Dollars in thousands
Net (loss) income	$(2,230)	$17,140	$(5,009)	$1,629
Taxes on income	345	1,425	345	281
Financial expense, net	1,189	672	1,362	739
Depreciation and amortization expense	5,609	4,897	1,997	1,265
Non-cash share-based compensation expenses	529	977	25	124
EBITDA	$5,442	$25,111	$(1,280)	$4,038

Adjusted EBITDA excluding referenced costs

	For the year ended		Three months period ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. Dollars in thousands
Adjusted EBITDA (as in table above)	$5,442	$25,111	$(1,280)	$4,038
Legal and other related costs associated with completing the acquisition transactions	1,212	-	742	-
Excess severance remuneration	560	-	-	-
Adjusted EBITDA excluding above referenced costs	$7,214	$25,111	$(538)	$4,038

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net (loss) Income	$(2,230)	$17,140	$(5,009)	$1,629

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Adjustments to the profit or loss items:
Depreciation and impairment	5,609	4,897	1,997	1,265
Financial income, net	1,189	672	1,362	739
Cost of share-based payment	529	977	25	124
Taxes on income	345	1,425	345	281
Gain from sale of property and equipment	-	(7)	-	-
Change in employee benefit liabilities, net	45	201	(16)	208
Total adjustments	7,717	8,165	3,713	2,617

Changes in asset and liability items:
Decrease (increase) in trade receivables, net	(12,861)	1,332	(8,415)	6,872
Increase in other accounts receivables	(1,634)	115	(3,191)	(857)
Increase in inventories	(2,373)	1,157	3,590	602
Decrease (increase) in Contract asset and deferred expenses	(6,883)	(3,085)	(2,124)	(621)
Increase (decrease) in trade payables	7,917	(9,560)	5,192	928
Increase (decrease) in other accounts payables	(392)	1,736	1,091	1,310
Decrease in deferred revenues	1,815	1,204	265	14
Total changes in assets and liabilities	(14,411)	(7,101)	(3,592)	8,248

Cash received (paid) during the period for:
Interest paid	(228)	(209)	(89)	(51)
Interest received	375	1,211	18	320
Taxes paid	(42)	(101)	(10)	(14)
	105	901	(81)	255
Net cash (used in) provided by operating activities	$(8,819)	$19,105	$(4,969)	$12,749

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	For the year ended		Three months period ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. Dollars in thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$39,083	$(7,646)	-	$8,000
Purchase of property and equipment and intangible assets	(3,730)	(5,488)	(744)	(2,116)
Business combination	(96,403)	-	(94,999)
Proceeds from sale of property and equipment	-	7	-	-
Net cash provided by (used in) investing activities	(61,050)	(13,127)	(95,743)	5,884

Cash Flows from Financing Activities
Proceeds from exercise of share base payments	19	65	5	4
Receipt of long-term loan	20,000	-	20,000	-
Repayment of lease liabilities	(1,221)	(1,103)	(318)	(288)
Repayment of long-term loans	(205)	(492)	16	(119)
Proceeds from issuance of ordinary shares, net	-	24,894	-	-
Net cash used in financing activities	18,593	23,364	19,703	(403)

Exchange differences on balances of cash and cash equivalent	(334)	(1,807)	(244)	(520)
Increase in cash and cash equivalents	(51,610)	27,535	(81,253)	17,710
Cash and cash equivalents at the beginning of the period	70,197	42,662	99,840	52,487
Cash and cash equivalents at the end of the period	18,857	$70,197	18,587	$70,197
Significant non-cash transactions
Purchase of property and equipment through leases	$845	$539	$76	$-
Purchase of property and equipment	$1,001	$722	$649	$722